

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2013

<u>Via E-mail</u>
W. Brown Glenn, Jr.
Chief Executive Officer
Core Resource Management, Inc.
12720 Hillcrest Road, Suite 750
Dallas, TX. 75230

> **Re:** **Core Resource Management, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 25, 2013**
> **File No. 0-55010**

Dear Mr. Glenn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form 10-12G</u>

<u>General</u>

1. Please revise your filing to provide updated information. For example, please revise your beneficial ownership as of a more recent practicable date.

2. Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

3. Please revise your filing to include all relevant exhibits. For example, please file all amendments to your articles of incorporation including your November 2012 amendment as well as your agreement with Mai Operating. Please see Item 601(b)(3)(i) and (b)(10) of Regulation S-K.

Summary, page 1

Our Company, page 1

4. Please provide us with objective support for the statement that you have "key relationships with several of Texas's leading independent oil and gas producers" or remove that statement.

5. You cite management's "extensive experience in managing and financing public companies. You disclose on page 13 that Mr. Glenn has been "associated with several publicly traded companies" – specifically Diversified Corporate Resources, Ergobilt and Safeguard Security Holdings, Inc. With regards to those companies, we note the following:

    *   Diversified Corporate Resources stopped reporting in 2006 without explanation or filing a Form 15;
    *   Ergobilt ceased filing periodic filings in 1998, without explanation or filing a Form 15. A Form 8-K filed on August 25, 1998 indicated that its auditor – PriceWaterhouseCoopers – had resigned after finding that there were significant internal control deficiencies giving rise to material audit adjustments; and
    *   Safeguard Security Holdings filed a registration statement in 2006 that never went effective and the company never filed any periodic reports with the Commission.

    Balance your disclosure by providing a risk factor addressing the above.

Recent activity, page 1

6. Please expand your disclosure to include the terms of the three acquisitions mentioned here (from Mai Oil Operations, Inc., Nacona Production Company, and Razorback Oil Interests, LLC). Please include for each the closing date, purchase price, amount of proved reserves acquired, and any other important terms of the agreement. Please be mindful of the reporting requirements for acquisitions under Rules 8-04 and 8-05 of Regulation S-X and FASB ASC 805 with regard to these acquisitions. Where you believe that disclosure under these rules is not required, please explain to us how you arrived at your determination. Refer also to the guidance in Item 1200 of Regulation S-K.

7. You state here that you purchased a promissory note issued by Nitro Petroleum, Inc. Please expand your disclosure to indicate the date the note was acquired, amount of the note, and terms of repayment.

8. Explain why you chose to purchase the 9% Promissory Note and the shares of Nitro.

Selected Corporate History, page 3

9. Explain the nature of the lawsuit with Ranga Blu.

10. Indicate the business of Pegasus Funds and Clark Scott, LLC.

Business, page 4

11. For the overriding royalty and working interests that you have acquired, provide the information by the 1200 Series of Regulation S-K or explain to us why you cannot provide that information.

Risk Factors, page 2

Risks Related to Our Common Stock, page 7

Conflicts of interest between the Company and its officer and director…, page 8

12. Mitigating language is not appropriate for risk factor disclosure. Please revise this risk factor to delete the last part the last sentence stating "as is consistent with his fiduciary duties to the Company and he is legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than his own personal pecuniary benefit."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Operating Expenses, page 11

13. Please revise your discussion regarding expenses incurred from inception through December 31, 2012 to be consistent with the numbers presented in your financial statements. We note that $693,243 is reflected here, but $416,947 is the amount shown in in the financial statements.

Liquidity and Capital Resources, page 12

14. Please revise this section to discuss the material terms of the $4.2 million in new capital

raised, including the conversion terms. If any of this was received from affiliates, so indicate and provide an appropriate cross-reference. Please see Item 303(a) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 13

15. Please disclose the individuals with sole or shared voting or investment power over Pegasus Funds, LLC.

Directors and Executive Officers, page 13

16. Limit the biographies required to the factual information required by Item 401(e)(1) of Regulation S-K. Remove subjective or conclusory statements or descriptions such as:

   - An internationally recognized expert;
   - Nationally recognized;
   - Was involved….
   - Played a major role…

   Please revise your director and executive officer biographies to briefly describe their business experience during the past five years. Please see Item 401(e)(1) of Regulation S-K. If you choose to cite experience going back more than five years provide comparable disclosure for those positions as well. For instance, if you choose to retain the disclosure regarding Mr. Glenn's association with Diversified Corporate Resources, Ergobilt and Safeguard Security, indicate the dates of his employment with those companies.

17. With regard to Mr. Glenn, explain what you mean by "an alternative investment company."

18. Please revise the penultimate paragraph on page 15 to encompass, if true, the past ten years. Please see Item 401(f) of Regulation S-K.

Compensation Discussion and Analysis, page 17

Summary Compensation Table, page 18

19. You disclose on page 17 that "[a]s of the date of this filing, the gross compensation of [y]our two executives has already been established for a period of two years." Please provide all "TBD" amounts in the summary compensation table. Please see Item 402(n) of Regulation S-K.

Certain Relationships and Related Transactions, page 18

20. As appropriate, please quantify Mr. Shuey's compensation for his consulting services to the company. Please see Item 404 of Regulation S-K.

21. Please revise this section to provide the information required under Item 404 of Regulation S-K for the transaction discussed in the penultimate paragraph in Note 9 on page Q-10, to the extent this shareholder is a related party.

Recent Sales of Unregistered Securities, page 20

22. You disclose in Note 5 on page Q-9 that "[f]or the period from April 25, 2012 (inception) through March 31, 2013, the Company sold shares of common stock for $1,363,166 in cash to investors pursuant to a private placement memorandum and all of these shares were issued in 2013." Please provide the relevant information required under Item 701 of Regulation S-K for these privately placed shares.

Financial Statements

Notes to Financial Statements

Note 10 – Subsequent Events, page F-11

23. Please expand your disclosure regarding investments in oil and gas properties to include a description of the properties acquired subsequent to year-end, the dates of the acquisitions, and the purchase price. Additionally, please explain to us why you refer to two properties here, when disclosure on page one of your filing refers to three acquisitions. Refer to FASB ASC 855-10-50-2.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney-Advisor, at (202) 551-3535 or me, at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director